Exhibit 99.1

Ardagh Group S.A. Responds to Patent Ruling

Ardagh Group S.A. (“Ardagh”) notes the Delaware District Court’s ruling of March 8, 2018. In finalizing the proceedings in the District Court, the trial judge confirmed the jury verdict in that same court in April 2017 against Ardagh’s US glass business (formerly called Verallia North America (“VNA”)) in connection with the patent infringement allegations by Green Mountain LLC (“Green Mountain”).

Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favour of the Plaintiffs and its refusal to award legal costs to the Plaintiffs.

Ardagh continues to disagree with the jury verdict and strongly believes that the case is without merit.  Ardagh will therefore now vigorously appeal the verdict to the Federal Appeals Court. The case was filed by Green Mountain before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

About Ardagh Group

Ardagh Group (www.ardaghgroup.com) is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.6 billion.

March 9, 2018

Contacts

Investors:john.sheehan@ardaghgroup.com

Media:Pat Walsh, Murray Consultants

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